EDISON RENEWABLES, INC.
                              1940 Deer Park Avenue
                                    Suite 390
                            Deer Park, New York 11729

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about August 12, 2004 to all stockholders of record of Edison Renewables, Inc. ("Edison" or the "Company"), at the close of business on August 3, 2004. You are receiving this information in connection with the election of certain persons to a majority of the seats on the Board of Directors of the Company as a result of the transaction discussed below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder ("Rule 14f-1"). YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                                CHANGE IN CONTROL
                                -----------------

Share Exchange
--------------

     On August 3, 2004, Edison entered into an Agreement and Plan of Share Exchange with all of the stockholders of NextPhase Technologies, Inc. Under the terms of the agreement, Edison acquired all of the issued and outstanding stock of NextPhase Technologies (an aggregate of 12,943,000 shares of common stock) in exchange for the issuance of 12,943,000 shares of Edison common stock.

     As a result of the closing of the Share Exchange Agreement, NextPhase Technologies became the wholly-owned subsidiary of Edison. NextPhase Technologies currently has no business. Its assets are comprised of technology relating to high-speed wireless networks which have the ability to penetrate densely populated areas, and special antennas and equipment in the area of microwave technology. The technology is not covered by any patent or registered copyright. Edison expects to commercialize this technology, although it cannot assure that it will be able to, and if it can, it cannot predict when that will commence.

     The closing of the agreement resulted in a change of control of Edison. Upon the closing, Edison will have a total of 17,042,475 shares of common stock issued and outstanding of which 12,943,000 shares, or approximately 76%, are owned by those parties who were previously shareholders of NextPhase Technologies.

Board of Directors
------------------

     Paul S. Steo is currently the only director of Edison. Pursuant to the Share Exchange Agreement, effective at the time the Edison complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of this Information Statement, Edison's Board of

Directors will take the necessary action(s) required to expand its Board of Directors to five (5) members, and to fill the resulting four (4) vacancies with certain individuals designated by NextPhase Technologies. The designees of NextPhase Technologies are Michael D. Young, James G. Wray, Sean J. Rawlins and Michael Jones.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

     The following table sets forth the positions and offices presently held by our current director and executive officer, and to be held by each of the four persons who will become directors and executive officers approximately ten days after the mailing of this Information Statement, and their ages upon the date of this Information Statement:

---------------------------------------- ------------------ --------------------

   Name                    Age                Positions and Offices Held

---------------------- ------------------ --------------------------------------
---------------------- ------------------ --------------------------------------
Paul S. Steo                27            Chief Executive Officer, President,
                                          Chief Financial Officer, Secretary,
                                          Treasurer and Director (1)

---------------------- ------------------ --------------------------------------
---------------------- ------------------ --------------------------------------
Stephen D. Young (1)        50            Chairman of the Board, Chief Executive
                                          Officer, Chief Financial Officer,
                                          Treasurer and Director (2)

---------------------- ------------------ --------------------------------------
---------------------- ------------------ --------------------------------------
Michael Jones (1)           48            Executive Vice President Chief
                                          Technology Officer and Director (2)

---------------------- ------------------ --------------------------------------
---------------------- ------------------ --------------------------------------
James G. Wray (1)           34            Executive Vice President Sales and
                                          Marketing, and Director (2)

---------------------- ------------------ --------------------------------------
---------------------- ------------------ --------------------------------------
Sean J. Rawlins (1)         31            Executive Vice President and Director
                                          (2)

---------------------- ------------------ --------------------------------------
________________
(1) Mr. Steo will resign as chief executive officer, president, secretary and treasurer at the time that the other persons become chief executive officer, secretary and treasurer, as indicated above in the table. Mr. Steo will continue as a director of Edison.

(2) Effective at the time Edison complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least ten days after the mailing of this Information Statement.

          Paul S. Steo

          Paul S. Steo has been our sole officer and sole director since January 24, 2001. Approximately ten days after this Information Statement has been mailed to our stockholders, Mr. Steo will resign as an officer of Edison but will continue as a director. Mr. Steo currently handles the administrative duties for Edison. Prior to obtaining the position with Edison, Mr. Steo worked as a financial operations analyst for a division of Ambac Financial Group for approximately one year prior to joining Edison Renewables, Inc. Mr. Steo holds a B.S. in Accounting from Binghamton University.

          Stephen D. Young

          Effective at the time Edison complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of this Information Statement, Mr. Young will be elected as our Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Treasurer and Director. Mr. Young has been a Director of NextPhase Technologies, Inc., which became a subsidiary of Edison as a result of the share exchange described above, since April 1, 2004 and the President, Chief Executive Officer, Secretary and Chief Financial Officer of NextPhase since May 1, 2004. Since December 2003, he has served as the Chairman of the Board and Chief Executive Officer of Viper Networks, Inc., a publicly traded company whose shares are traded on the Pink Sheets, from July 2003 through December 2003. From January 1999 through June 2003, he had served as the President and Chief Executive Officer of Worldlink-C.com d/b/a Coliance Communications, Inc. which was acquired by Viper Networks in June 2003.

          Michael Jones

          Effective at the time Edison complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of this Information Statement, Mr. Jones will be elected as our Vice President Chief Technology Officer and a director. Since April 1, 2004, Mr. Jones has been a Director and Executive Vice President of NextPhase Technologies, Inc., which became a wholly owned subsidiary of Edison as a result of the share exchange described above. Since June 2001, he as acted as a consultant providing due diligence services, technology evaluation and expert witness and consulting services to the investment banking and venture capital communities and to mainstream communication companies for mergers and acquisitions validation, cost reduction and network evaluation specifically in the broadband, wireless data, and emerging technologies sectors. From July 1999 through June 2001, he had served as a Director of Engineering for Flashcom, a broadband Internet service provider.

          James G. Wray

          Effective at the time Edison complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of this Information Statement, Mr. Young will be elected as our Executive Vice President Sales and Marketing and a director. Since April 1, 2004, Mr. Wray has been a Director and Executive Vice President of NextPhase Technologies, Inc., which became a wholly owned subsidiary of Edison as a result of the share exchange described above. Since January, 2002, he has served as a Director of Information Technology for The Waltz Group, a software company for automated mail systems. From February 1999 through March 2002, Mr. Wray was the President of Viper Networks, Inc, a publicly traded company of which he is a co-founder, and whose shares are traded on the Pink Sheets. Mr. Wray received his B.A. in Economics from San Diego State University, San Diego, CA.

          Sean J. Rawlins

          Effective at the time Edison complies with Rule 14f-1 under the Securities Exchange Act of 1934, i.e. at least 10 days after the mailing of this Information Statement, Mr. Rawlins will be elected as our Executive Vice President and a director. Since April 1, 2004, Mr. Rawlins has been a Director, Executive Vice President and co-founder of NextPhase Technologies, Inc. which became a wholly owned subsidiary of Edison as a result of the share exchange described above. Since September 2002, Mr. Rawlins has served as the President, and Chief Executive Officer PCMailBox, Inc. Since September 1999, Mr. Rawlins has served as the President, Chief Executive Officer of Stillnet Technologies, Inc. From November 1999 through March 2000, he has served as the Vice President of Network Development for Winfire, Inc., its Vice President of Client Services/Project Manager form March 2000 through July 2000 and as its Vice President of Call Center Data and Network Operations from July 2000 through October 2000. Mr. Rawlins received a degree in Business Administration from California State University at Long Beach.

          Each director will hold office until the next annual meeting of stockholders and until his successor is elected and qualified. Executive officers serve at the pleasure of the Board of Directors.

          There is no family relationship among any of Edison's executive officers and directors.

Board Nominations

          A nominating committee has not been established due to the small size of the company and of its current and proposed board. Until a nominating committee is established, the nominating decisions are made by the board of directors.

          Section 2.11 of Edison's By-Laws provides for stockholder nominations for directors by notice in writing to Edison's Secretary. A stockholder's notice must be received at Edison's principal executive offices generally not less than 60 days nor more than 90 days prior to the meeting at which directors are to be elected. However, if notice of the date of the meeting is given to stockholders and publicly disclosed less than 70 days prior to the meeting date, then notice by the stockholder must be received no more than ten days after the day on which the notice of the date of the meeting was mailed to stockholders or the day on which public disclosure of the meeting date was made, whichever is earlier.

          Any stockholder's notice to the Secretary for director nominations must include the identity and certain background information, and Edison share ownership, of the nominee and other information required to be disclosed in a solicitation for a proxy.

          At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must provide to Edison's Secretary, the same information required in a stockholder's notice of nomination which pertains to the nominee.

          Section 5.2 of the Agreement and Plan of Share Exchange described above provides that Edison's Board of Directors shall be expanded to five (5) members and that Edison's current sole director shall appoint Stephen D. Young, Michael Jones, James G. Wray and Sean J. Rawlins to Edison's Board of Directors to fill the resulting vacancies, taking effect approximately ten days following the mailing of this Information Statement to our stockholders.

          Section 10.2 of the Agreement and Plan of Share Exchange provides further that for a period of one-year following the effective date of the closing of that agreement, NextPhase Technologies, Inc. and its stockholders (who are now Edison stockholders) will use reasonable best efforts to cause Paul
S. Steo to be nominated as a director of Edison each time nominations are made during this period, and to use best efforts to cause Paul S. Steo to be elected as a director of Edison.

Committees and Director Independence

          As with the case of a nominating committee discussed above, Edison does not have a standing audit or compensation committee due to the small size of the company and of its current and proposed board. Accordingly, Edison does not have an audit committee financial expert. Until these committees are established, these decisions will be made by the board of directors. Currently Edison has one director who is not independent. The four nominees who will fill the vacancies on the board approximately ten days after the mailing of this Information Statement to our stockholders will not be independent. In that regard, the Board of Directors plan to seek qualified candidates for election as independent board and committee members. We cannot anticipate when we will have independent board members' elected or will establish any one or all of the committees.

Stockholder Communications

          Stockholders may communicate with directors by sending a written communication to the attention of the Secretary of the Company at Edison's executive offices located at 1940 Deer Park Avenue, Suite 390, Deer Park, New York 11729. All communication will be forwarded directly to the intended recipients.

          During the past year no stockholder, or group of stockholders, who beneficially owns more than five percent of the company's voting stock for at least one year, recommended an individual for nomination to the board of directors and no third party assisted in identifying or evaluating nominees in exchange for a fee.

Code of Ethics for Senior Financial Officers

          Our Board of Directors has not adopted a Code of Ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Meetings

          Edison's Board acted on one occasion during the year ended March 31, 2004 by written consent in lieu of a meeting.

          Edison does not have a policy with regards to board members' attendance at annual meetings but encourages them to do so. Edison has not held an annual meeting of stockholders.

Section 16(a) Beneficial Ownership Reporting Compliance

          Section 16 of the Exchange Act requires that reports of beneficial ownership of common shares and changes in such ownership be filed with the Securities and Exchange Commission by Section 16 "reporting persons," including directors, certain officers, holders of more than 10% of the outstanding common shares and certain trusts of which reporting persons are trustees. We are required to disclose in this Annual Report each reporting person whom we know to have failed to file any required reports under Section 16 on a timely basis during the fiscal year ended March 31, 2004. To our knowledge, based solely on a review of written representations that no reports were required, during the fiscal year ended March 31, 2004, our officers, directors and 10% stockholders complied with all Section 16(a) filing requirements applicable to them.

                             EXECUTIVE COMPENSATION

          No salary compensation has been paid to the current sole officer and directors of the company.

          On January 11, 2002 the company issued 5,000 (post split) shares of common stock to the President valued at $10,000, the fair value of the stock issued, in a private transaction. The shares are unregistered and subject to sale limitations under Securities Act Rule 144.

          Officers  and  directors  are  eligible  to  receive  stock   options,
restricted stock and other grants out of the company's 2003 Equity Participation Plan.

Employment Agreements

          Edison contemplates  entering into employment  agreements with Stephen
D. Young, Michael Jones, James G. Wray and Sean J. Rawlins after they become officers of the Company. Edison has not determined the terms of any of those agreements, except that it is anticipated that each of them will be paid a yearly salary of $100,000.

Confidentiality and Restrictive Covenant Agreements

          Edison has entered into Confidentiality and Restrictive Covenant Agreements with each of Stephen D. Young, Sean J. Rawlins, James G. Wray and Michael Jones. The salient terms of each of such agreements are as follows:

o During the time the individual is engaged by or associated with Edison, and for a period of three (3) years afterwards, he will each not:

     o engage or participate in any business similar to or competitive with Edison's business;

     o persuade any of Edison's directors, officers, employees, customers or certain other parties to end or change their relationship with Edison, or to become employed in any activity that competes with Edison's business activities;

     o persuade any of Edison's prospective customers, clients, accounts not to enter into a relationship with Edison;

     o hire or associate in a business relationship with any of Edison's directors, officers or employees;

     o    solicit any business which is similar to that of Edison's;

o    He will not disclose any of Edison's confidential information; and

o    He will promptly disclose and assign any rights to discoveries to Edison.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of August 3, 2004, regarding beneficial ownership of our common stock by

     o each stockholder known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock,

     o    each of our directors and nominees for directors,

     o    each of the named executive officers, and

     o all of our current executive officers and directors and nominees for directors as a group,

after giving effect to the Agreement and Plan of Share Exchange discussed above.


---------------------------     ------------------------    --------------------
     Name and Address of            Number of Shares          Percent of Class
      Beneficial Owner             Beneficially Owned
---------------------------     ------------------------    --------------------
---------------------------     ------------------------    --------------------
Viper Networks, Inc. (1)               4,000,000                  23%
2070 Business Center Drive
 Suite 210
Irvine, Ca. 92612
---------------------------     ------------------------    --------------------
---------------------------     ------------------------    --------------------
CJM Group, Inc. (2)                    3,500,000                  21%
1940 Deer Park Avenue
Suite 390
Deer Park, New York 11729
---------------------------     ------------------------    --------------------

---------------------------     ------------------------    --------------------
Stephen D. Young (1)                   2,000,000                  12%
3237 Canonita Drive
Fallbrook, CA 92028
---------------------------     ------------------------    --------------------
---------------------------     ------------------------    --------------------
Sean J. Rawlins (1)                    2,000,000                  12%
3237 Canonita Drive
Fallbrook, CA 92028
---------------------------     ------------------------    --------------------
---------------------------     ------------------------    --------------------
James G. Wray (1)                      2,000,000                  12%
3237 Canonita Drive
Fallbrook, CA 92028
---------------------------     ------------------------    --------------------
---------------------------     ------------------------    --------------------
Michael Jones(1)                       2,000,000                  12%
2304 Ruhland Avenue
Suite A
Redondo Beach, CA 90278
---------------------------     ------------------------    --------------------
---------------------------     ------------------------    --------------------
Paul S. Steo (3)                       40,000                     Less than 1%
1940 Deer Park Avenue, #390
Deer Park, New York 11729
---------------------------     ------------------------    --------------------
---------------------------     ------------------------    --------------------
All Executive Officers and               8,040,000                47%
Directors and Nominees for
Directors as a group (4)
---------------------------     ------------------------    --------------------
____________________


(1) Represents shares issued in connection with the Agreement and Plan of Share Exchange discussed above.

(2) Represents shares issued pursuant to the terms of that certain Consulting Agreement, dated August 3, 2004.

(3) Represents shares issued for services previously rendered to Edison. On August 3, 2004 the stockholders forgave their debt.

(4) Includes shares owned by Paul S. Steo, our current sole director, and Stephen D. Young, Sean J. Rawlins, James G. Wray and Michael Jones, nominees for directors who will fill vacancies on the Board of Directors approximately ten days after this information statement is mailed to our stockholders. Excludes 4,000,000 shares owned by Viper Networks, Inc., a publicly traded pink sheet company of which Stephen D. Young is the Chairman of the Board and Chief Executive Officer.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          During the years ended March 31, 2004 and 2003, a stockholder provided debt investments in Edison to pay expenses totaling $16,854, and $23,711, respectively. These investments and previous and subsequent investments were represented by a $56,240 promissory note bearing interest at the annual rate of 5% which was payable on December 31, 2005. The financial statements for the year ended March 31, 2004 recognized these investments as a note payable to a stockholder. For the year ended March 31, 2003, these debt investments were recognized as advances from a shareholder. On August 3, 2004 this stockholder foregave this debt.

          Edison neither owns nor leases any real or personal property. A shareholder of Edison provides it with the use of office space and other services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected in the financial statements. This individual is involved in other business activities unrelated to Edison and may, in the future, become involved in other business opportunities.

          As discussed above, on August 3, 2004, Edison entered into an Agreement and Plan of Share Exchange with the stockholders owning all of the issued and outstanding shares of NextPhase Technologies. Under the terms of the agreement, Edison has acquired all of the issued and outstanding stock of NextPhase Technologies. (an aggregate of 12,943,000 shares of common stock) in exchange for the issuance of 12,943,000 shares of Edison common stock. Of the shares to be issued, an aggregate of 12,000,000 shares are to be issued to Viper Networks, Inc., Stephen D. Young, Sean J. Rawlins, James G. Wray and Michael Jones, each of whom are among Edison's principal stockholders and the individuals are nominees to fill vacancies on the board of directors and will become the executive officers of Edison approximately ten days after this Information Statement is mailed to our stockholders.

          On August 3, 2004, Edison entered into a Consulting Agreement with CJM Group, Inc., which will provide Edison with assistance in the development of its business model and corporate structure, product marketing, business development and corporate strategy. CJM Group has been issued 3,500,000 shares of Edison common stock in return for these consulting services. The principal of CJM Group is Corey Morrison.

          On August 3, 2004, Edison issued Paul S. Steo 35,000 shares of Common Stock in consideration for services previously rendered.

Deer Park, New York
August 12, 2004